Wessanen

fax message

Corporate Communications

04 FEB 24 AM 7:21

Company	Securities and Exchange Commission
To	Office of International Corporate Finance
Fax number	+ 1 202 942 9624
From	Corporate Communications
Number of pages	4

SUPPL

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date	February 23, 2004
Subject	Press Release Koninklijke Wessanen nv – (ID #82-1306)

04010030

ID #82-1306

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

dlw 2/24

Koninklijke Wessanen nv

Prof. E.M. Meijerslaan 2 • P.O. Box 410 • NL - 1180 AK Amstelveen • Telephone +31 (0)20 547 95 28 • Telefax +31 (0)20 547 94 45
Email corporate.communications@wessanen-hq.com • Internet http://www.wessanen.com

Wessanen

press release

Corporate Communications

Amstelveen, February 23, 2004 (5:00 p.m)

Wessanen announces new Executive Board member

The Executive Board of Royal Wessanen nv announces today that Mr. Alec C. Covington will become President and Chief Executive Officer of its North American subsidiary Tree of Life, Inc., and Executive Board member responsible for all North American activities.

Alec C. Covington (46) was formerly the Chief Executive Officer of Americold Logistics, LLC. Headquartered in Atlanta, GA, USA, Americold is the leading third-party provider of temperature controlled supply chain solutions in the consumer packaged goods industry. With over 100 facilities across the nation, the company ships more than 10 million cases of product daily. Previously, Mr. Covington was the Executive Vice President of Supervalu, Inc., and President and Chief Operation Officer of the Supervalu food distribution companies division, which is the largest distributor to grocery retailers in the United States.

Ad Veenhof, CEO of Wessanen, is very pleased with the appointment of Alec Covington "Alec has more than 25 years of experience in wholesale, retail and supply-chain management in the food industry. Considering the challenges our North American organization is currently facing, he is the right person to take the company to the next level."

Alec Covington will succeed Rick Thorne, who, after a career of more than 20 years at Tree of Life, Inc., and 7 years as a member of Wessanen's Executive Board, has expressed his desire to retire. Veenhof: "On behalf of the Executive Board, I would like to express our gratitude to Rick for the many years of hard work and dedication he has invested into the company. We wish him all the best for the future."

At the next Shareholders' Meeting on March 31, 2004, it will be proposed to appoint Mr. Covington as Executive Board member.

Executive Board
Royal Wessanen nv

For questions, please contact Timo de Grefte, Corporate Communications Director; phone +31 (0)20 547 95 29; e-mail t.grefte@wessanen-hq.com.

Wessanen

curriculum vitae

Alec C. Covington
Member Executive Board



Alec C. Covington (46)
US nationality

Professional experience

April 2001 - February 2004

Chief Executive Officer of Americold Logistics, LLC, Atlanta, GA, USA

AmeriCold Logistics is the leading third-party provider of supply chain solutions in the consumer packaged goods industry.

August 2000 – April 2001

Executive Vice President of Supervalu Inc., Eden Prairie, MN, USA / **President and Chief Operating Officer** of the Distribution companies division

September 1995 – August 2000

President and Chief Operating Officer of the Wholesale division of Richfood Holdings Inc., Richmond, VA, which was acquired by Supervalu in the fall of 1999.

June 1993 – September 1995

President and Chief Operating Officer of Houchens Industries, Inc., Bowling Green, KY

October 1979 – April 1993 : **Division President** of Wetterau Inc., St. Louis, MO

Education

- Tennessee Technological University, Cookeville, TN: selected business coursework
- Western Kentucky University, Bowling Green, KY: selected business coursework

Prof. E.M. Meijerslaan 2 • Postbus 410 • 1180 AK Amstelveen • Telefoon 020 547 95 47 • Fax 020 547 95 01
Email corporate.communications@wessanen-hq.com • Internet www.wessanen.com

Wessanen

Short biography

Alec C. Covington (46) was formerly the Chief Executive Officer of Americold Logistics, LLC. Headquartered in Atlanta, GA, USA, Americold is the leading third-party provider of temperature controlled supply chain solutions in the consumer packaged goods industry. With over 100 facilities across the nation, the company ships more than 10 million cases of product daily. Previously, Mr. Covington was the Executive Vice President of Supervalu, Inc., and President and Chief Operation Officer of the Supervalu food distribution companies division, which is the largest distributor to grocery retailers in the United States.